Exhibit 99.1

Maglan Capital LP

25 West 39th Street

New York, NY 10018

Telephone: (212) 300-6700

April 11, 2013

Mr. Edward D. Horowitz, Chairman of the Board of Directors

Paul H. Sunu, Chief Executive Officer

Dennis J. Austin

Peter C. Gingold

Michael J. Mahoney

Michael K. Robinson

David L. Treadwell

Wayne Wilson

c/o FairPoint Communications, Inc.

521 E Morehead St

Charlotte, NC 28202

Gentlemen-

Investment funds affiliated with Maglan Capital LP are significant stockholders of FairPoint Communications Inc. (“FairPoint” or the “Company”), with holdings together representing beneficial ownership of approximately 9 percent of FairPoint’s outstanding common equity. We believe there is a serious discrepancy between FairPoint’s improved capital structure, operating performance and prospects and its current market valuation. It is our view that this discount is directly linked to the Board’s failure to act in ways that defend shareholder value and reward shareholders for the Company’s successes.

FairPoint’s stock trades at a significant discount to its peers- approximately at a 2x EV/EBITDA discount. Moreover, its share price is currently at approximately $7, in contrast to the $24 share price when it emerged from Chapter 11 in 2011. Moreover, according to the most recently reported short-interest data (for March 28, 2013), FairPoint has the nefarious distinction of having the highest short-interest ratio on NASDAQ (for any company with reasonable trading volume) with over 4.532 million shares short (26.1 million total float; by Maglan’s estimates, there is a lot less outstanding for borrow than the total float) and 80 days to cover. Shareholders have been patient with the company’s operational turnaround and have suffered because the Board has not been vigilant in protecting shareholder value.

Operationally, FairPoint has made enormous strides. The Company’s revenue is stabilizing and management expects it to begin to grow later this year. FairPoint’s one-time regulatory capital expenditure requirements are complete and costs (including labor) are coming down dramatically. We believe, as does FairPoint management, that the Company is well positioned to generate significantly improved cash-flow going forward.

We note that, other than through Angelo Gordon & Co., the Board has de minimis ownership of the Company’s shares.

All of this gives us serious concerns about the current Board’s sense of urgency and alignment of interests with the Company’s owners. We suspect that our concerns are shared by a number of other large stockholders, and are of the impression that there has been little action taken, despite these concerns having been voiced directly to members of the Board in the past. Accordingly, we believe that it is important that the Board bring focus and urgency to the implementation of potential value-creating initiatives, including:

i.	The immediate commencement of a $1.50 annual dividend to shareholders, to establish a dividend program in-line with other industry participants and establish stability for the Company’s share price at a price above $15;
ii.	A review of the Company’s sale process for the assets that comprise the “Telecom Group”- FairPoint’s non-core, legacy business which “generates really solid cash flow” and a piece of which was sold for more than 6x trailing EBITDA earlier this year; and
iii.	A review of the Company’s growth capital expenditure budget and expense cutting strategy, to ensure that stockholder capital is being directed to those areas that offer the highest possible long-term return.

Cash Flow and a Dividend

At the end of the 4th quarter, the Company had $23 million of cash and no outstanding borrowings on its revolving credit facility. For 2013, the Company has projected $54 million of net free cash flow (FCF). This includes, $9 million of voluntary pension payments and, what we contend to be, a bloated CapEx number ($135 million; in 2012, the Company’s CapEx guidance was $170 million and resulted at $145 million (a 15% difference)). With revenue expected to grow this year and CapEx coming down, a dividend of $1.50 per annum will cost the company approximately $40 million- well within the range of comfort.

Furthermore, it is our contention that the Company’s recent 2013 projections contained in its 4th quarter 2012 earnings release are inconsistent, serve to give management considerable latitude to beat projections, and fail to reveal the true cash flow expectations. On a pro forma basis, management expects that revenue will stabilize in 2013 and begin to grow by the 2nd half of the year, to be gained through new business and increase in revenue share. Moreover, management has been focused on reducing its workforce and cutting expenses (reduced its workforce by over 16% in the past 2 years, and coming closer in-line with peers). Yet, somehow management projects EBITDA to be in the range of $255-265 million for the year which is lower than $278 million in 2012.

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In addition, the Company’s CapEx continues to decrease dramatically because the completion of capital expenditures mandated by the regulators in Northern New England (e.g. $217 million 2010 vs. $176 million 2011 vs. $145 million 2012 vs. $135 million 2013 projected by the Company but we believe will be less than $120 million).

While the Company has rewarded debt holders by reducing the debt, shareholders have been neglected. In the first quarter of 2013, the Company refinanced its debt, pushed out maturities to 2019 and loosened covenants to allow for share buybacks and dividends. The Company’s focus on generating free cash flow allowed it to reduce its debt from $1 billion in the beginning of 2012 to $940 million following the refinancing of its debt in the first quarter of 2013, including $35 million of voluntary debt prepayments. The time has come for the Company to generate value for shareholders and initiate a dividend.

Finally, the issuance of a dividend will bring the Company in-line with many of its peers and substantially increase the cost to short the stock. Currently, FairPoint’s shareholder base is highly concentrated and is devoid of any generic investors. As a result of a dividend, generic investors will begin to look at and invest in FairPoint’s stock, at valuation rates similar to comparable companies. At the same time, short sellers will have to contend with an increase in costs by covering the cost of a dividend to continue to wager against the Company.

Sale of the Telecom Group Assets

By the Company’s admission, the Telecom Group is a stable, mature business that generates “really solid cash flow”, which can be reasonably separated from the Northern New England business (the “NNE Group”). In contrast, the NNE Group is FairPoint’s core business, which contains all of the potential for growth, cost-cutting and increased FCF generation. Sale of the Telecom Group assets would:

i.	substantially delever the Company’s balance sheet;
ii.	allow management to exclusively focus on the NNE Group- the portion of the business with the greatest upside potential; and
iii.	highlight a plan to focus on areas of growth relating to the NNE Group (market penetration, FTTT, cost reductions, margin expansion, strategic alignment for industry consolidation, etc.).

Recently, FairPoint closed on the sale of its Idaho business (part of the Telecom Group) at 6x EBITDA ($30 million cash proceeds for $5 million of EBITDA). We believe that the remaining Telecom Group assets generate approximately $85 million of EBITDA. At 6x, the assets of the Telecom Group are worth approximately $500 million, or roughly 50% of FairPoint’s current enterprise value, although by subscribers, the Telecom Group is less than 20% of FairPoint’s total customer base.

It seems clear that an aggressive sale of the Telecom Group assets should be immediately considered. The Telecom Group lacks the potential for substantial growth; its assets are geographically diverse; and, divestiture of these non-core assets will allow management to entirely focus its attention on the NNE Group. Certainly then, creating the NNE Group at less than 3x EBITDA should get some attention.

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We are willing and ready to discuss the contents of this letter and other value creating initiatives with Mr. Horowitz, Mr. Sunu and the other directors at your earliest convenience.

Sincerely,

MAGLAN CAPITAL LP	MAGLAN CAPITAL LP
By: /s/ Steven Azarbad Name: Steven Azarbad Title: Co-Founder and Portfolio Manager	By: /s/ David D. Tawil Name: David D. Tawil Title: Co-Founder and Portfolio Manager

Contact:

SKDKnickerbocker

Stefan Friedman or Alix Anfang, (212) 561-8730

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